

10031259



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| ~~8-11-0000XX-M3~~ 8-8775 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Fidelity Distributors Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

82 Devonshire Street
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cara Porcella (212) 335-5671
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

125 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

# FIDELITY DISTRIBUTORS CORPORATION
(A Wholly-Owned Subsidiary of FMR LLC)

---

## STATEMENT OF FINANCIAL CONDITION

As of December 31, 2009

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

**Report of Independent Auditors**

To the Board of Directors and Stockholder of
Fidelity Distributors Corporation
(A Wholly-Owned Subsidiary of FMR LLC):

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Fidelity Distributors Corporation (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 25, 2010

FIDELITY DISTRIBUTORS CORPORATION
(A Wholly-Owned Subsidiary of FMR LLC)
STATEMENT OF FINANCIAL CONDITION
December 31, 2009
(Dollars in thousands, except share amounts)

| | |
|---|---|
| **ASSETS** | |
| Investments, at fair value | $ 27,212 |
| Receivables: | |
| Brokers and dealers | 125,573 |
| Mutual funds | 191,788 |
| Deferred dealers concessions, net | 50,076 |
| Property and equipment, net | 1,137 |
| Prepaid expense | 94 |
| Total Assets | $ 395,880 |
| **LIABILITIES** | |
| Payables: | |
| Brokers and dealers | $ 162,843 |
| Mutual funds | 125,563 |
| Total Liabilities | 288,406 |
| COMMITMENTS AND CONTINGENCIES | |
| **STOCKHOLDER'S EQUITY** | |
| Preferred stock, 5% non cumulative, $100 par value; authorized 5,000 shares; 4,750 shares issued and outstanding | 475 |
| Common stock, $1 par value; authorized 1,000,000 shares; 1,061 shares issued and outstanding | 1 |
| Additional paid-in capital | 132,292 |
| Retained earnings | 57,698 |
| | 190,466 |
| Less: Net receivable from FMR LLC | (82,992) |
| Total Stockholder's Equity, net | 107,474 |
| Total Liabilities and Stockholder's Equity | $ 395,880 |

The accompanying notes are an integral part
of the statement of financial condition.

FIDELITY DISTRIBUTORS CORPORATION
(A Wholly-Owned Subsidiary of FMR LLC)
NOTES TO STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands)

A. Principle Business Activities:

Fidelity Distributors Corporation (the "Company") is a registered broker/dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority. The Company's parent is FMR LLC. The Company is the principal underwriter and distributor of mutual funds managed by an affiliate and is the sponsor of the Fidelity Destiny plans (the "contractual plans").

B. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of December 31, 2009. Actual results could differ from the estimates included in the statement of financial condition.

Receivables from and Payables to Brokers and Dealers and Mutual Funds

Included in the receivables from brokers and dealers and mutual funds and the payables to brokers and dealers and mutual funds are mutual funds' purchase and redemption trades that are unsettled at December 31, 2009, and have contractual settlement dates beyond one day.

Cash

For the purposes of reporting cash flows and amounts in the statement of financial condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as investments in the statement of financial condition.

Investments

Investments consist of shares held in Fidelity money market mutual funds and an actively traded security. The investments are stated at fair value, which is determined using last reported sales price and net asset value per share, as applicable.

B. Summary of Significant Accounting Policies, continued:

Fair Value Measurement

Fair value measurement standard defines the fair value as the price received to transfer a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date. This standard also establishes a framework for measuring fair value, expands disclosures about fair value measurements and specifies a hierarchy of valuation techniques based on whether inputs to these valuation techniques are observable or unobservable. The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment, and considers factors specific to the asset or liability. The three levels are described below:

- Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for similar assets and liabilities in an active market.

- Level 2 - Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

As of December 31, 2009, all of the Company's investments measured at fair value on its statement of financial condition are classified as Level 1.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using primarily the straight-line method based on estimated useful lives as follows: computer equipment and software, three years; furniture and equipment, three to 15 years; and leasehold improvements, the shorter of their useful lives or the remainder of the lease term. Maintenance and repairs are charged to expense when incurred. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized.

(Dollars in thousands)

B. Summary of Significant Accounting Policies, continued:

Deferred Dealers Concessions

Deferred dealers concessions of $50,076 are reported net of accumulated amortization of $122,016 as of December 31, 2009. These deferred charges represent sales commissions paid to financial intermediaries in connection with the sale of certain Fidelity mutual funds' shares. The charges are amortized using the straight line basis method over one to five years. In the event that the underlying mutual fund shares to which the deferred sale charge unit relates are redeemed earlier than the estimated life, the unamortized balance is fully charged against income.

Impairment of Assets

The Company reviews its investments and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When the carrying value of an asset is not expected to be recoverable over the remainder of its expected life, the asset is reduced to its net realizable value.

Income Taxes

The Company is allocated by FMR LLC a direct intercompany charge equivalent to taxes due on income as if it were filing tax returns on an individual company basis. The charge for deferred income taxes results from differences in the recognition of revenue and expense for tax and financial reporting purposes. At December 31, 2009, the Company's net deferred tax assets approximated $473 and are included in the net receivable from FMR LLC. The primary source of temporary differences which comprise the net deferred tax asset is deferred compensation expense. The Company files state tax returns on a unitary/combined or separate company basis.

Recent Accounting Pronouncements

*The Financial Accounting Standards Board ("FASB") Accounting Standards Codification Project*

In June 2009, the FASB established the FASB Accounting Standards Codification ("the Codification") as the source of authoritative GAAP. All guidance contained in the Codification carries an equal level of authority. The adoption of the Codification as the source of authoritative GAAP had no impact on the statement of financial condition.

*Income taxes*

In 2009, the Company adopted a new accounting standard which establishes the accounting for uncertainty in income taxes recognized in the Company's financial statements. As a result, the Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the relevant taxing authorities. The Company did not have any unrecognized tax benefit as of December 31, 2009. The Company will classify all interest and penalties related to any unrecognized tax benefit as income tax expense.

(Dollars in thousands)

B. Summary of Significant Accounting Policies, continued:

Recent Accounting Pronouncements, continued

*Fair Value Guidance When Not in an Orderly Market*

In April 2009, the FASB issued an additional standard for measuring the price that would be received to sell an asset or transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants under market conditions at the measurement date. This fair value standard indicates that if an entity determines that either the volume and/or level of activity for an asset or liability has significantly decreased from normal conditions or price quotations or observable inputs are not associated with orderly transactions, increased analysis and management judgment will be required to estimate fair value. Adoption of this standard did not have a material effect on the statement of financial condition.

*Subsequent Events*

In May 2009, the FASB codified the standard regarding disclosure of events occurring subsequent to the balance sheet date. The standard does not change the definition of a subsequent event (i.e. an event or transaction that occurs after the balance sheet date but before the financial statements are issued) but requires disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the financial statements is required. The Company evaluated subsequent events and disclosed those events up to February 25, 2010. Adoption of this standard did not have a material effect on the statement of financial condition.

C. Investments:

At December 31, 2009, investments consist of the following:

| | Cost | Unrealized Gain | Estimated Fair Value |
|---|---|---|---|
| Money market funds | $ 27,206 | $ - | $ 27,206 |
| Equity security | 3 | 3 | 6 |
| | $ 27,209 | $ 3 | $ 27,212 |

D. Transactions with FMR LLC and Affiliated Companies:

The Company is party to several arrangements with affiliated companies related to marketing and distribution services.

The Company participates in FMR LLC's defined contribution profit sharing plans covering substantially all employees. Annual contributions to the profit sharing plan are based on either stated percentages of eligible employee compensation or employee contributions.

(Dollars in thousands)

D. Transactions with FMR LLC and Affiliated Companies, continued:

The Company also participates in FMR LLC's Retiree Health Reimbursement Plan, a health reimbursement arrangement covering all eligible employees. The charge is based on the number of full-time and part-time employees participating in the plan.

The Company participates in various FMR LLC share based compensatory plans and is allocated a compensation charge that is amortized over the period in which it is earned. This charge is based on the change in the Net Asset Value of FMR LLC shares, as defined.

All intercompany transactions with FMR LLC and affiliated companies are charged or credited through an intercompany account with FMR LLC and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. The Company generally receives credit for the collection of its receivables and is charged for the settlement of its liabilities through its intercompany account with FMR LLC. Under an agreement with FMR LLC, the Company may offset assets and liabilities which will ultimately be settled by FMR LLC on behalf of the Company against its receivable from FMR LLC. In accordance with the agreement, net liabilities of approximately $51,588 have been offset against the receivable from FMR LLC.

On December 31, 2009, the Company made a non cash dividend to FMR LLC of $500,000. The dividend was transacted by forgiving a receivable from FMR LLC and reducing the Company's retained earnings. There was no impact to total stockholder's equity.

E. Property and Equipment:

Property and equipment, at cost, consist of the following at December 31, 2009:

| | |
|---|---|
| Software | $ 2,201 |
| Computer equipment | 800 |
| Other | 25 |
| | 3,026 |
| Less: Accumulated depreciation and amortization | (1,889) |
| | $ 1,137 |

F. Commitments and Contingencies:

In the normal course of business, the Company enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company or that have not yet occurred.

G. Concentration of Credit Risk:

The Company is engaged in various mutual fund brokerage activities in which counterparties primarily include broker dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

H. Net Capital Requirement:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to utilize the alternate method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2009, the Company had net capital of $25,606 of which $25,356 was in excess of its required net capital of $250.